Pricing Supplement No. 106 (To Product Supplement No. EQUITY ARN-1 dated June 18, 2026, Prospectus Supplement dated February 13, 2026 and Prospectus dated February 13, 2026)	Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-292881 and 333-292881-01

1,875,547 Units $10 principal amount per unit CUSIP No. 95005F887	Pricing Date Settlement Date Maturity Date	August 27, 2026 September 3, 2026 October 29, 2027

Wells Fargo Finance LLC

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF

Fully and Unconditionally Guaranteed by Wells Fargo & Company

￭Maturity of approximately 14 months

￭3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of 29.10%

￭1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your principal at risk

￭All payments occur at maturity and are subject to credit risk; if Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment

￭No periodic interest payments or dividends

￭In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

￭Limited secondary market liquidity, with no exchange listing; intended to be held to maturity

￭The notes are the unsecured obligations of Wells Fargo Finance LLC. The notes and the related guarantee are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency

The notes are being issued by Wells Fargo Finance LLC and are fully and unconditionally guaranteed by Wells Fargo & Company. The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” and “Additional Risk Factors” beginning on pages TS-7 and TS-9 of this term sheet and “Risk Factors” beginning on page PS-5 of product supplement EQUITY ARN-1.

The initial estimated value of the notes as of the pricing date is $9.72 per unit, which is less than the public offering price listed below. The initial estimated value of the notes was determined for us as of the date of this term sheet by Wells Fargo Securities, LLC using its proprietary pricing models. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-18 of this term sheet for additional information.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

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	Per Unit	Total
Public offering price	$ 10.000	$18,755,470.00
Underwriting discount	$ 0.175	$328,220.72
Proceeds, before expenses, to Wells Fargo Finance LLC	$ 9.825	$18,427,249.28

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

August 27, 2026

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Summary

The Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027 (the “notes”) are our senior unsecured debt securities. All payments on the notes are fully and unconditionally guaranteed by Wells Fargo & Company. The notes and the related guarantee are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. The notes will rank equally with all of our other unsecured and unsubordinated debt. The guarantee of the notes will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment.

The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the State Street® Energy Select Sector SPDR® ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is equal to the Starting Value, you will receive the principal amount of your notes. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our and the Guarantor’s credit risk. See “Terms of the Notes” and “The Underlying Fund” below.

The public offering price of each note of $10 includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (a) the underwriting discount, (b) the projected profit that our hedge counterparty (which may be Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), BofAS or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (c) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to conventional debt of Wells Fargo & Company of the same maturity, as well as our and our affiliates’ liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described in “Risk Factors—The estimated value of the notes is determined by our affiliate’s pricing models, which may differ from those of MLPF&S, BofAS or other dealers” below and is used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The initial estimated value of the notes as of the pricing date is set forth on the cover page of this term sheet.

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the initial estimated value of the notes set forth on the cover page of this term sheet, based on its proprietary pricing models. Based on WFS’s proprietary pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-18 of this term sheet.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Terms of the Notes		Redemption Amount Determination
Issuer:	Wells Fargo Finance LLC	On the maturity date, you will receive a cash payment per unit determined as follows:
Guarantor:	Wells Fargo & Company
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	State Street® Energy Select Sector SPDR® ETF (Bloomberg symbol: “XLE”)
Starting Value:	$62.29
Ending Value:

The average of the products of the Closing Market Price of the Underlying Fund on each calculation day occurring during the Maturity Valuation Period times its Price Multiplier on that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-25 of product supplement EQUITY ARN-1.

Price Multiplier:	1, subject to adjustment for certain events relating to the Underlying Fund, as described beginning on page PS-27 of product supplement EQUITY ARN-1
Participation Rate:	300%
Capped Value:	$12.91 per unit, which represents a return of 29.10% over the principal amount.
Maturity Valuation Period:	October 20, 2027, October 21, 2027, October 22, 2027, October 25, 2027 and October 26, 2027
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit. See “Structuring the Notes” on page TS-18.
Joint Calculation Agents:	WFS and BofA Securities, Inc. (“BofAS”), acting jointly.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement EQUITY ARN-1 dated June 18, 2026:
https://www.sec.gov/Archives/edgar/data/72971/000183988226030048/wfc_424b2-19275.htm

￭Prospectus supplement dated February 13, 2026:
https://www.sec.gov/Archives/edgar/data/1738143/000183988226009700/seriesb-424b2_021326.htm

￭Prospectus dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/72971/000183988226009692/standalone-424b2_021326.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, together with this term sheet, for information about us, the Guarantor and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. When we refer to “we,” “us” or “our” in this document, we refer only to Wells Fargo Finance LLC and not to any of its affiliates, including Wells Fargo & Company.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

￭You are willing to risk a loss of principal and return if the Underlying Fund decreases from the Starting Value to the Ending Value.

￭You accept that the return on the notes will be capped.

￭You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

￭You are willing to forgo dividends or other benefits of owning the shares of the Underlying Fund or the securities held by the Underlying Fund.

￭You are willing to accept a limited market or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and the Guarantor’s actual and perceived creditworthiness, our assumed rate used to determine the economic terms of the notes and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, and the Guarantor’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

￭You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

￭You seek principal repayment or preservation of capital.

￭You seek an uncapped return on your investment.

￭You seek interest payments or other current income on your investment.

￭You want to receive dividends or other distributions paid on the shares of the Underlying Fund or the securities held by the Underlying Fund.

￭You seek an investment for which there will be a liquid secondary market or you are unwilling to hold the notes to maturity.

￭You are unwilling to accept the credit risk of Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, or unwilling to obtain exposure to the Underlying Fund through an investment in the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Hypothetical Payout Profile

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $12.91 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only. See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, the Participation Rate of 300%, the Capped Value of $12.91 per unit and a hypothetical public offering price of $10.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, the actual price you pay for the notes and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund, which you would otherwise be entitled to receive if you invested in the Underlying Fund directly. In addition, all payments on the notes are subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
97.50	-2.50%	$9.75	-2.50%
100.00(1)	0.00%	$10.00	0.00%
102.50	2.50%	$10.75	7.50%
105.00	5.00%	$11.50	15.00%
109.70	9.70%	$12.91(2)	29.10%
110.00	10.00%	$12.91	29.10%
120.00	20.00%	$12.91	29.10%
130.00	30.00%	$12.91	29.10%
140.00	40.00%	$12.91	29.10%
150.00	50.00%	$12.91	29.10%
160.00	60.00%	$12.91	29.10%

(1)The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent the actual Starting Value for the Underlying Fund.

(2)The Redemption Amount per unit cannot exceed the Capped Value. Therefore, your return on the notes for Ending Values greater than 109.70% of the Starting Value will be limited to the Capped Value.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Redemption Amount Calculation Examples

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-5 of product supplement EQUITY ARN-1 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

￭Depending on the performance of the Underlying Fund as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal. As a result, even if the value of the Underlying Fund has increased at certain times during the term of the notes, if the Ending Value is less than the Starting Value, you will receive less than, and possibly lose all or a significant portion of, your principal amount.

￭The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity. There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.

￭Any positive return on your investment is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the shares of the Underlying Fund or the securities held by the Underlying Fund.

￭The notes are subject to credit risk. The notes are our obligations, are fully and unconditionally guaranteed by the Guarantor and are not, either directly or indirectly, an obligation of any other third party. Any amounts payable under the notes are subject to creditworthiness, and you will have no ability to pursue the shares of the Underlying Fund or any securities held by the Underlying Fund for payment. As a result, our and the Guarantor’s actual and perceived creditworthiness may affect the value of the notes and, in the event we and the Guarantor were to default on the obligations under the notes and the guarantee, you may not receive any amounts owed to you under the terms of the notes.

￭As a finance subsidiary, we have no independent operations and will have no independent assets. As a finance subsidiary, we have no independent operations beyond the issuance and administration of our securities and will have no independent assets available for distributions to the holders of our securities, including the notes, if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by the Guarantor and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Holders will have recourse only to a single claim against the Guarantor and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of the Guarantor, including holders of unsecured, unsubordinated debt securities issued by the Guarantor.

￭Holders of the notes have limited rights of acceleration.

￭Holders of the notes could be at greater risk for being structurally subordinated if either we or the Guarantor convey, transfer or lease all or substantially all of our or its assets to one or more of the Guarantor’s subsidiaries.

￭The notes will not have the benefit of any cross-default or cross-acceleration with other indebtedness of the Guarantor; events of bankruptcy, insolvency, receivership or liquidation relating to the Guarantor and failure by the Guarantor to perform any of its covenants or warranties (other than a payment default under the guarantee) will not constitute an event of default with respect to the notes.

Valuation and Market-related Risks

￭The estimated value of the notes is determined by our affiliate’s pricing models, which may differ from those of MLPF&S, BofAS or other dealers. The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions. Based on these pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on an internal funding rate that reflects, among other things, our and our affiliates’ view of the funding value of the notes. This rate is used for purposes of determining the estimated value of the notes since we expect secondary market prices, if any, for the notes that are provided by WFS or any of its affiliates to generally reflect such rate. WFS determined the estimated value of the notes based on this internal funding rate, rather than the assumed rate that we use to determine the economic terms of the notes, for the same reason. WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including, but not limited to, Underlying Fund performance; interest rates; volatility of the Underlying Fund; the time remaining to maturity; and dividend yields on the securities held by the Underlying Fund. These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes is not an independent third-party valuation and certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from those of MLPF&S, BofAS and other dealers, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

that would be determined by MLPF&S, BofAS or other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

￭The estimated value of the notes on the pricing date, based on WFS’s proprietary pricing models, is less than the public offering price. The public offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date is less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type. The costs related to selling, structuring, hedging and issuing the notes include the underwriting discount, the projected profit that our hedge counterparty (which may be MLPF&S, BofAS or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described in the preceding risk factor. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

￭The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the assumed rate used to determine the economic terms of the notes, and the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes a hedging related charge), as further described in “Structuring the Notes” on page TS-18. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the value of the Underlying Fund, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

￭The initial estimated value does not represent the price at which we, the Guarantor, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying Fund, our creditworthiness and the Guarantor’s creditworthiness and changes in market conditions. BofAS has advised us that any repurchases by them or their affiliates are expected to be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups. If you sell your notes to a dealer other than MLPF&S or BofAS in a secondary market transaction, the dealer may impose its own discount or commission.

￭The notes will not be listed on any securities exchange or quotation system and a trading market is not expected to develop for the notes. None of us, the Guarantor, MLPF&S, BofAS or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in the secondary market (if any). If a secondary market does exist, it may be limited, which may affect the price you receive upon any sale. Consequently, you should be willing to hold the notes until the maturity date.

￭If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The following factors are expected to affect the value of the notes: value of the Underlying Fund at such time; volatility of the Underlying Fund; economic and other conditions generally; interest rates; dividend yields; our and the Guarantor’s creditworthiness; and time to maturity.

Conflict-related Risks

￭Trading, hedging and other business activities of the Guarantor and any of our other affiliates, and those of MLPF&S or BofAS or one or more of its affiliates, may affect your return on the notes and their market value and create conflicts of interest with you. The Guarantor and any of our other affiliates’ business, hedging and trading activities, and those of MLPF&S or BofAS or its affiliates (including trading in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities the Guarantor and any of our other affiliates or MLPF&S or BofAS or its affiliates engage in for their clients’ accounts, may adversely affect the value of the Underlying Fund and, therefore, adversely affect the market value of and return on the notes and may create conflicts of interest with you. The Guarantor and any of our other affiliates or MLPF&S or BofAS and its affiliates may also publish research reports on the Underlying Fund or the securities held by the Underlying Fund, which may be inconsistent with an investment in the notes and may adversely affect the value of the Underlying Fund. For more information about the hedging arrangements related to the notes, see “Structuring the Notes” on page TS-18.

￭There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS. As joint calculation agents, WFS and BofAS will determine any values of the Underlying Fund and make any other determination necessary to calculate any payments on the notes. In making these determinations, WFS and BofAS may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in the accompanying product supplement.

Market Measure-related Risks

￭You must rely on your own evaluation of the merits of an investment linked to the Underlying Fund.

￭The sponsor and advisor of the Underlying Fund may adjust the Underlying Fund in a way that affects its value, and these entities have no obligation to consider your interests.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

￭The sponsor of the index underlying the Underlying Fund may adjust such index in a way that affects its level, and has no obligation to consider your interests.

￭You will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

￭While the Guarantor or our other affiliates and MLPF&S, BofAS or its affiliates may from time to time own shares of the Underlying Fund or the securities held by the Underlying Fund, we, the Guarantor, MLPF&S, BofAS and our and their respective affiliates do not control the Underlying Fund or any company included in the Underlying Fund, and have not verified any disclosure made by any company.

￭There are liquidity and management risks associated with the Underlying Fund.

￭The performance of the Underlying Fund may not correlate with the performance of the securities held by the Underlying Fund as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

￭The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY ARN-1.

Tax-related Risks

￭The U.S. federal tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal tax treatment of the notes, and we do not intend to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the Internal Revenue Service (the “IRS”) or a court might not agree with the treatment of the notes as described in this term sheet under “United States Federal Tax Considerations” as well as “Risk Factors—Tax-related Risks—The U.S. federal tax consequences of an investment in the ARNs are unclear” and “United States Federal Tax Considerations” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes might be materially and adversely affected. Even if the treatment of the notes as prepaid derivative contracts that are “open transactions” is respected, a note may be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Tax Considerations.”

Additional Risk Factors

The equity securities composing the Underlying Fund are concentrated in the energy sector.

All or substantially all of the equity securities composing the Underlying Fund are issued by companies whose primary line of business is directly associated with the energy sector. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may be at risk for environmental damage claims.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

The Underlying Fund

The State Street® Energy Select Sector SPDR® ETF (formerly known as the Energy Select Sector SPDR® Fund) is issued by the Select Sector SPDR® Trust, a registered open-end management company. The Underlying Fund seeks investment results that correspond generally to the price and yield performance, before expenses, of the Energy Select Sector Index, an equity index that is intended to provide investors with a way to track the movements of certain public companies that represent the energy sector of the S&P 500® Index. Information provided to or filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837 and can be inspected through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of such publicly available information is incorporated by reference into this term sheet. The Underlying Fund is listed on NYSE Arca, Inc. under the ticker symbol “XLE.” For more information about the Energy Select Sector Index, see “—The Energy Select Sector Index” below.

This term sheet relates only to the notes offered hereby and does not relate to the Underlying Fund. We have derived all disclosures contained in this term sheet regarding the Underlying Fund from the publicly available documents described in the preceding paragraph, without independent investigation. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Underlying Fund. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Underlying Fund in connection with the offer and sale of the notes. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Fund have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Underlying Fund could affect the value of, and any payments on, the notes.

We and/or our affiliates may presently or from time to time engage in business with the Underlying Fund. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Underlying Fund, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Fund. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.

The Energy Select Sector Index

We obtained all information contained in this term sheet regarding the Energy Select Sector Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”), the index sponsor. S&P Dow Jones has no obligation to continue to publish, and may discontinue publication of, the Energy Select Sector Index at any time. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Energy Select Sector Index in connection with the offer and sale of notes.

In addition, information about the Energy Select Sector Index may be obtained from other sources including, but not limited to, the S&P Dow Jones’s website. We are not incorporating by reference into this term sheet the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the Energy Select Sector Index is accurate or complete.

The Energy Select Sector Index is a modified market capitalization-based index, intended to provide investors with a way to track the movements of certain public companies that represent the energy sector of the S&P 500® Index. The Energy Select Sector Index includes companies in the following industries: energy equipment and services; and oil, gas and consumable fuels. The Energy Select Sector Index is one of the Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a “Select Sector Index.”

The Energy Select Sector Index is reported by Bloomberg L.P. under the ticker symbol “IXE.”

Construction of the Select Sector Indices

Each of the component stocks in the Select Sector Indices is a member of the S&P 500® Index. Each stock included in the S&P 500® Index is classified into one of eleven sectors based on the Global Industry Classification Standard (GICS®). Each Select Sector Index is made up of all stocks that are classified in the relevant GICS® sector. The current 11 GICS® sectors are as follows: Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Materials, Real Estate, Information Technology and Utilities. For a description of the selection criteria for the S&P 500® Index, see “—The S&P 500® Index” below.

Weighting of the Select Sector Indices

Each Select Sector Index is capped market capitalization weighted. For capping purposes, the Select Sector Indices are rebalanced quarterly after the close of business on the third Friday of March, June, September and December using the following procedures:

1.	The rebalancing reference date is the Wednesday prior to the second Friday of March, June, September and December.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

2.

With prices reflected on the rebalancing reference date, adjusted for any applicable corporate actions, and membership, shares outstanding and investable weight factors as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization (“FMC”).

3.	If any company has an FMC weight greater than 24%, then cap all companies’ weight at 23%, which allows for a 2% buffer.
4.	The sum of the companies with weights greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.
5.	If the rule in step 4 is breached, set the weight of companies greater than 4.8% equal to:

   Where:

 total number of companies with index weights over 4.8%, after checking the single company cap

 index weight of the   companies with individual company weights over 4.8%, after checking the single company cap

The caps of 4.5% and 45% are set to allow for a buffer below the 5% limit.

6.	Proportionally redistribute the excess weight from Steps 3 to 5 to companies with an initial weight less than 4.8%, setting a 4.5% upper bound on the companies’ index weight.
7.

Assign index share amounts to each constituent to arrive at the weights calculated above. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each constituent at the rebalancing differs somewhat from these weights due to market movements.

Maximum weight capping is based on company FMC, with the weight of multiple class companies allocated proportionally to each share class line based on FMC as of the rebalancing reference date. If no capping is required, both share classes remain in the relevant Select Sector Index at the natural FMC weight.

Secondary Reweighting Check. If, on the second to last business day of March, June, September, or December, a company’s weight exceeds 24%, or the sum of the companies with weights greater than 4.8% exceeds 50%, the capping breach triggers a secondary reweighting with an effective date as of after the close of the last business day of the month. The secondary reweighting uses capped index weights as of the second to last business days of March, June, September, or December, utilizing the current additional weight factor and membership, shares outstanding, and investable weight factor as of the reweighting effective date.

Calculation, Maintenance and Governance of the Select Sector Indices

The Select Sector Indices are calculated, maintained and governed using the same methodology as the S&P 500® Index, subject to the capping methodology described above. For additional information about the calculation, maintenance and governance of the S&P 500® Index, please see “—The S&P 500® Index” below.

The S&P 500® Index

We obtained all information contained in this term sheet regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation, and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”), the index sponsor. S&P Dow Jones has no obligation to continue to publish, and may discontinue publication of, the S&P 500® Index at any time. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the S&P 500® Index in connection with the offer and sale of the notes.

In addition, information about the S&P 500® Index may be obtained from other sources including, but not limited to, the S&P Dow Jones’s website. We are not incorporating by reference into this term sheet the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the S&P 500® Index is accurate or complete.

The S&P 500® Index is calculated and published by S&P Dow Jones and is reported by Bloomberg L.P. under the ticker symbol “SPX.”

General

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the United States equity market. The S&P 500® Index covers approximately 80% of the United States equity market. As of the date of this term sheet, to be added to the S&P 500® Index, a company must have a market capitalization of $20.5 billion or more.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

For purposes of this section, the S&P 500® Index is an “S&P Index” and one of the “S&P Indices.”

Eligibility Criteria

For each S&P Index, additions to such S&P Index are evaluated based on the following eligibility criteria. These criteria are for additions to an S&P Index, not for continued membership. A stock may be removed from an S&P Index if it violates the eligibility criteria and if ongoing conditions warrant its removal as described below under “Maintenance of the S&P Indices—Deletion from an S&P Index.”

●Domicile. The company must be a U.S.-domiciled company. The incorporation and/or registration, operational headquarters location and primary stock exchange listing are the principal factors determining country of domicile. Other factors considered include the geographic breakdown of revenue and assets, ownership information, location of officers, directors and employees, investor perception and other factors deemed to be relevant by the S&P Dow Jones’ U.S. index committee.

●Security Filing Type. The company issuing the security satisfies the U.S. Securities Exchange Act of 1934’s periodic reporting obligations by filing certain required forms for domestic issuers, such as but not limited Form 10-K annual reports, Form 10-Q quarterly reports, and Form 8-K current reports.

●Exchange Listing. A listing on one of the following U.S. exchanges is required: NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Global Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Ineligible exchanges include the Over-the-counter (OTC) Markets, including the Pink Open Market.

●Organizational Structure and Share Type. Eligible organizational structures and share types are corporations (including equity and mortgage real estate investment trusts) and common stock (i.e., shares). Ineligible organizational structures and share types include, but are not limited to, business development companies, limited partnerships, master limited partnerships, limited liability companies, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, special purpose acquisition companies, tracking stocks, preferred and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts. In addition, the securities of companies with multiple share class structures (including companies with listed and unlisted share classes) are no longer eligible to be added to an S&P Index, but securities already included in an S&P Index have been grandfathered and are not affected by this change.

●Market Capitalization. The total company market capitalization should be within the specified range applicable to the S&P Index, as noted above. This range is reviewed at the beginning of each calendar quarter and updated as needed to ensure they reflect current market conditions. Companies passing the total company level market capitalization criteria are also required to have a security level float-adjusted market capitalization (“FMC”) that is at least 50% of the applicable S&P Index’s total company level minimum market capitalization threshold.

●IWF. For each stock, an investable weight factor (“IWF”) is calculated, which is equal to the percentage of such stock’s shares that are freely available for trading in the public market. A stock must have a minimum IWF of 0.1 as of the rebalancing effective date to be eligible for inclusion in an S&P Index.

●Liquidity. A float-adjusted liquidity ratio (“FALR”), defined as the annual dollar value traded divided by the FMC, is used to measure liquidity. Using composite pricing and all publicly recorded consolidated volume, annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for initial public offerings (“IPOs”), spin-offs or public companies considered to be U.S. domiciled for index purposes that do not have 365 calendar days of trading history on a U.S. exchange. In these cases, the dollar value traded available as of the evaluation date is annualized. The price, shares outstanding and IWF as of the evaluation date are used to calculate the FMC. The evaluation date is the open of trading two business days prior to the announcement date. The stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date. The FALR must be greater than or equal to 0.75 at the time of addition to an S&P U.S. Index. Current index constituents have no minimum requirement.

●Financial Viability. The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (“GAAP”) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter. For equity real estate investment trusts, financial viability is based on GAAP earnings and/or funds from operations, if reported.

●Treatment of IPOs. IPOs should be traded on an eligible exchange for at least 12 months before being considered for addition to an S&P Index. For former special purpose acquisition companies (“SPACs”), S&P Dow Jones considers the de-SPAC transaction to be an event equivalent to an IPO, and 12 months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in an S&P Index. Spin-offs or in-specie distributions from existing constituents do not need to be seasoned for 12 months prior to their inclusion in an S&P Index.

Companies that migrate from an ineligible exchange, emerge from bankruptcy, are newly designated to be domiciled in the U.S. for index purposes by S&P Dow Jones or convert from an ineligible share or organizational type to an eligible type do not need to trade on an eligible U.S. exchange for 12 months before being considered for addition.

●Sector Classification. Sector balance, as measured by a comparison of each GICS® sector’s weight in the applicable S&P Index with its weight in the S&P Total Market Index, in the relevant market capitalization range, is also considered in the selection of companies for the S&P Indices. The S&P Total Market Index is a float-adjusted, market-capitalization weighted index designed to track the broad equity market, including large-, mid-, small- and micro-cap stocks.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Calculation of the S&P Indices

The S&P Indices are float-adjusted market capitalization-weighted indices. On any given day, the value of an S&P Index is the total FMC of that S&P Index’s constituents divided by that S&P Index’s divisor. The FMC reflects the price of each stock in an S&P Index multiplied by the number of shares used in such S&P Index’s value calculation.

Float Adjustment. A stock’s weight in an S&P Index is determined by the FMC of the stock. Under float adjustment, the share counts in calculating the S&P Indices reflect only those shares available to investors rather than all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies, government agencies or other long-term strategic holders given such shares are not available to investors in the public markets.

Divisor. Continuity in index values of an S&P Index is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the relevant S&P Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of an S&P Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of such S&P Index. The divisor of an S&P Index is adjusted such that the index value of such S&P Index at an instant just prior to a change in base capital equals the index value of such S&P Index at an instant immediately following that change.

Maintenance of the S&P Indices

Changes to index composition are made on an as-needed basis. There is no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Index additions and deletions are typically announced with at least three business days’ advance notice. Less than three business days’ notice may be given at the discretion of the S&P Dow Jones’ U.S. index committee.

Deletion from an S&P Index. For each S&P Index, deletions from such S&P Index occur as follows:

●A company is deleted from an S&P Index if it is involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria:

oA company delisted as a result of a merger, acquisition or other corporate action is removed at a time announced by S&P Dow Jones, normally at the close of the last day of trading or expiration of a tender offer. Constituents that are halted from trading may be kept in the applicable S&P Index until trading resumes, at the discretion of S&P Dow Jones’ U.S. index committee. If a stock is moved to the pink sheets or the bulletin board, the stock is removed.

oA company that substantially violates one or more of the eligibility criteria may be deleted at the S&P Dow Jones’ U.S. index committee’s discretion.

Any company that is removed from an S&P Index (including discretionary and bankruptcy/exchange delistings) must wait a minimum of one year from its removal date before being screened for the eligibility criteria.

S&P Dow Jones believes turnover in S&P Index membership should be avoided when possible. At times a stock included in an S&P Index may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to an S&P Index, not for continued membership. As a result, an S&P Index constituent that appears to violate criteria for addition to such S&P Index is not deleted unless ongoing conditions warrant an index change. When a stock is removed from an S&P Index, S&P Dow Jones explains the basis for the removal.

Migration. Current constituents of a S&P Composite 1500® component index (which include each S&P Index) can be migrated from one S&P Composite 1500® component index to another provided they meet the total company level market capitalization eligibility criteria for the new index. Migrations from one S&P Composite 1500® index to another do not need to meet the financial viability, liquidity or 50% of the respective index’s total company level minimum market capitalization threshold criteria.

Companies that are spun-off from current index constituents do not need to meet the outside addition criteria, but they should be considered U.S. domiciled. For spin-offs, index membership eligibility is determined using when-issued prices, if available. At the discretion of the S&P Dow Jones’ U.S. index committee, a spin-off company may be retained in the parent stock’s index if the Committee determines it has a total market capitalization representative of the parent index. If the spin-off company’s estimated market cap is below the minimum defined in the outside addition criteria but there are other constituent companies in the applicable S&P Index that have a significantly lower total market cap than the spin-off company, the S&P Dow Jones’ U.S. index committee may decide to retain the spin-off company in the applicable S&P Index.

Share Updates. Share counts are updated to the latest publicly available filings on a quarterly basis.

Investable Weight Factor (IWF) Updates. IWF changes are implemented either annually, quarterly or on an accelerated schedule following the relevant event depending on the nature of the change as explained below.

●Annual Review. IWFs are reviewed annually based on the most recently available data filed with various regulators and exchanges.

●Quarterly Review. IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule (as described below). For quarterly reviews that coincide with the annual review, the annual review rules apply.

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

●Mandatory Action. Certain mandatory actions, such as M&A driven share/IWF changes, stock splits, and mandatory distributions, are not subject to a minimum threshold for implementation. In order to minimize index turnover, any IWF changes resulting from such mandatory actions are implemented based on the pre-event IWFs of the securities involved.

●Accelerated Implementation Rule. Material share/IWF changes resulting from certain non-mandatory corporate actions follow an accelerated implementation rule with sufficient advance notification. The accelerated implementation rule is intended to reduce turnover intra-quarter while also enhancing opportunities for index trackers to take advantage of non-mandatory material liquidity events.

oFor actions qualifying for accelerated implementation but less than $1 billion, an adjustment to the company’s IWF will only be made to the extent that such an IWF change helps the new float share total mimic the shares available in the offering.

oFor actions qualifying for accelerated implementation and at least $1 billion, IWF changes are implemented to reflect the shares made available in the offering plus the latest share and ownership information publicly available at the time of the announcement.

Share/IWF Reference Date and Freeze Period. A reference date, after the market close five weeks prior to the third Friday in March, June, September and December, is the cutoff for publicly available information used for quarterly shares outstanding and IWF changes. All shares outstanding and ownership information contained in public filings and/or official sources dated on or before the reference date are included in that quarter’s update. In addition, there is a freeze period on a quarterly basis for any changes that result from the accelerated implementation rule. The freeze period begins after the market close on the Tuesday prior to the second Friday of each rebalancing month (i.e., March, June, September and December) and ends after the market close on the third Friday of the rebalancing month.

Pro-forma files for float-adjusted market capitalization indices are generally released after the market close on the first Friday, two weeks prior to the rebalancing effective date. Pro-forma files for capped and alternatively weighted indices are generally released after the market close on the second Friday, one week prior to the rebalancing effective date. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 5, the share/IWF freeze period will begin after the close of trading on Tuesday, March 9, and will end after the close of trading the following Friday, March 19 (i.e., the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed and the accelerated implementation rule is suspended, except for mandatory corporate action events (such as merger activity, stock splits and rights offerings). The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period, all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

Companies that are the target of cash M&A events, and if publicly available guidance indicates the event is expected to close by quarter end, may have their share count frozen at their current level for rebalancing purposes.

Corporate Action Adjustments. The table below summarizes the types of index maintenance adjustments upon various corporate actions and indicates whether or not a divisor adjustment is required.

Type of Corporate Action	Index Treatment
Company addition/deletion

Addition

Companies are added at the float market capitalization weight. The net change to the index market capitalization causes a divisor adjustment.

Deletion

The weights of all stocks in the applicable S&P Index will proportionally change. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization.

Changes in shares outstanding

Increasing the shares outstanding increases the market capitalization of the applicable S&P Index. Similarly, decreasing the shares outstanding decreases the market capitalization of the applicable S&P Index. The change to the index market capitalization causes a divisor adjustment.

Split/reverse split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Spin-off	The spin-off is added to the applicable S&P Index on the ex-date at a price of zero. The spin-off index shares are based on the spin-off ratio. On the ex-date

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Type of Corporate Action	Index Treatment

the spin-off will have the same attributes as its parent company and will remain in the applicable S&P Index for at least one trading day. As a result, there will be no change to the index divisor on the ex-date.

If the spin-off is ineligible for continued inclusion, it will be removed after the ex-date. The weight of the spin-off being removed is reinvested across all the index components proportionately such that the relative weights of all index components are unchanged. The net change in index market capitalization will cause a divisor change.

Change in IWF

Increasing the IWF increases the market capitalization of the applicable S&P Index. Similarly, decreasing the IWF decreases the market capitalization of the applicable S&P Index. A net change to the index market capitalization causes a divisor adjustment.

Ordinary dividend

When an index component pays an ordinary cash dividend, also referred to as a regular cash dividend, the applicable S&P Index does not make any adjustments to the price or shares of the stock. As a result, there are no divisor adjustments to such index component.

Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment.
Rights offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The net change in market capitalization causes a divisor adjustment.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the S&P Dow Jones’ U.S. index committee’s discretion.

Governance of the S&P Indices

Each S&P Index is maintained by S&P Dow Jones’ U.S. index committee. All index committee members are full-time professional members of S&P Dow Jones’ staff. The index committee meets monthly. At each meeting, the index committee reviews pending corporate actions that may affect constituents of the S&P Indices, statistics comparing the composition of the S&P Indices to the market, companies that are being considered as candidates for addition to the S&P Indices, and any significant market events. In addition, the index committee may revise an S&P Index’s policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

Accelerated Return Notes®	TS-15

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2016 through the pricing date. We obtained this historical data from Bloomberg Finance L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Finance L.P. On the pricing date, the Closing Market Price of the Underlying Fund was $62.29. The graph below may have been adjusted to reflect certain actions, such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

________

State Street® is a trademark of State Street Corporation. SPDR®, S&P 500® and Select Sector SPDRs® are trademarks of Standard & Poor’s Financial Services LLC (“S&P Financial”). The notes are not sponsored, endorsed, sold or promoted by State Street Corporation, the Select Sector SPDR Trust (the “SPDR Trust”), SSGA Funds Management, Inc. (“SSGA FM”) or S&P Financial. None of State Street Corporation, the SPDR Trust, SSGA FM or S&P Financial makes any representations or warranties to the holders of the notes or any member of the public regarding the advisability of investing in the notes. None of State Street Corporation, the SPDR Trust, SSGA FM or S&P Financial will have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the notes or in connection with Wells Fargo Finance LLC’s or Wells Fargo & Company’s use of information about the Energy Select Sector SPDR® Fund.

Accelerated Return Notes®	TS-16

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has informed us of the information in the following paragraph. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

BofAS has advised us that MLPF&S, BofAS or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has informed us that at MLPF&S’s and BofAS’s discretion, assuming no changes in market conditions from the pricing date, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S or BofAS for the notes is expected to be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, the Guarantor, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

BofAS has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Wells Fargo Finance LLC or Wells Fargo & Company or for any purpose other than that described in the immediately preceding sentence.

Accelerated Return Notes®	TS-17

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Fund. The related guarantees are Wells Fargo & Company’s obligations. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our and the Guarantor’s actual or perceived creditworthiness at the time of pricing. Because of the higher issuance, operational and ongoing management costs of market-linked notes as compared to conventional debt of Wells Fargo & Company of the same maturity, as well as our and our affiliates’ liquidity needs and preferences, the assumed rate we use in pricing market-linked notes is generally lower than our internal funding rate. This relatively lower assumed rate, which is reflected in the economic terms of the notes, along with other costs relating to selling, structuring, hedging and issuing the notes, results in the initial estimated value of the notes on the pricing date being less than the public offering price. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Redemption Amount payable at maturity will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S, BofAS and one of our respective affiliates, and take into account a number of factors, including our and the Guarantor’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by our affiliates, MLPF&S, BofAS or any other hedge providers. Any profit in connection with such hedging activity will be in addition to any other compensation that our affiliates, the agent and its affiliates receive for the sale of notes, which creates an additional incentive to sell the notes to you.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-21 of product supplement EQUITY ARN-1.

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Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

United States Federal Income Tax Considerations

You should review carefully the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Generally, this discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you. Moreover, as discussed in the section entitled “United States Federal Tax Considerations” in the accompanying product supplement, we have not attempted to ascertain whether any issuer of any shares (or other equity interests) to which a note relates is a U.S. real property holding corporation or a passive foreign investment company. If any such issuer were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder (as defined in the accompanying product supplement) in the case of a passive foreign investment company, or to a non-U.S. holder (as defined in the accompanying product supplement) in the case of a U.S. real property holding corporation. You should consult your tax advisor regarding these issues, including the effect any circumstances specific to you may have on the U.S. federal income tax consequences of your ownership of a note.

In the opinion of our counsel, it is reasonable to treat a note as a prepaid derivative contract that is an “open transaction” for U.S. federal income tax purposes, as more fully described in “United States Federal Tax Considerations—Tax Treatment of the ARNs” in the accompanying product supplement.

By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. Assuming this treatment is respected, subject to the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended, (“Code”) discussed below, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year and short-term capital gain or loss otherwise. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.

Even if the treatment of the notes as prepaid derivative contracts is respected, there is a risk that your purchase of a note may be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize in respect of your notes would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period you held your notes, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. You should review the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Possible Application of Section 1260 of the Code” in the accompanying product supplement. Due to the lack of governing authority under Section 1260, our counsel is not able to opine as to whether or how Section 1260 applies to the notes, including how the “net underlying long-term capital gain” should be computed if Section 1260 does apply. You should consult your tax advisor regarding the potential application of the “constructive ownership” rules.

Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative tax treatments of the notes, the potential application of the “constructive ownership” rules under Section 1260 and potential changes in applicable law.

Non-U.S. Holders. If you are a non-U.S. holder, please also read the section entitled “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to non-U.S. holders with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (each, an “underlying security”). An IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027, that do not have a delta of one with respect to any underlying security. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any underlying security and, therefore, should not be subject to withholding tax under Section 871(m). A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an underlying security. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

Accelerated Return Notes®	TS-19

Accelerated Return Notes® Linked to the State Street® Energy Select Sector SPDR® ETF, due October 29, 2027

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Wells Fargo Finance LLC and Wells Fargo & Company, when the notes offered by this pricing supplement have been issued by Wells Fargo Finance LLC pursuant to the indenture, the trustee has made, in accordance with the instructions of Wells Fargo Finance LLC, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”) identifying such notes as supplemental obligations thereunder, and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of Wells Fargo Finance LLC and the related guarantee will constitute a valid and binding obligation of Wells Fargo & Company, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii)(x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Wells Fargo & Company’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to Wells Fargo & Company or Wells Fargo Finance LLC, the indenture, the master note and the notes (the indenture, the master note and the notes referred to collectively as the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated January 22, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by Wells Fargo & Company on January 22, 2026.

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